FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2002

                                 BANCO ITAU S.A.
                                (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.     Form 20-F X   Form 40-F
                                                 ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes         No   X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      BANCO ITAU S.A.
                                                         (Registrant)


Date: August 1, 2002                    By:  /s/ Alfredo Egydio Setubal
                                            ------------------------------------
                                            Name:   Alfredo Egydio Setubal
                                            Title:  Investor Relations Officer

                                        By:  /s/ Silvio Aparecido de Carvalho
                                            ------------------------------------
                                            Name:   Silvio Aparecido de Carvalho
                                            Title:  Chief Accounting Officer

                                  EXHIBIT INDEX
                                  -------------


1.    Announcement to the Market
        i.    Annex 1
        ii.   Annex 2

                                 BANCO ITAU S.A.


CNPJ. 60.701.190/0001-04                                       NIRE. 35300023978
                            A Publicly Listed Company

                   Authorized Capital: 200,000,000,000 shares
  Subscribed and Paid-in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                 OF JULY 31 2002
                                 ---------------

         On July 31, 2002, with the legal quorum present, the Administrative Council of BANCO ITAU S.A. met at its principal place of business under the presidency of Dr. Olavo Egydio Setubal for the purpose of approving the Policies for Disclosing of Acts or Events of Market Relevance and the Negotiation of Securities Issued by Banco Itau S.A. pursuant to CVM Instructions 358 and 369 of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios - CVM).

         After careful examination, the members present unanimously decided to approve the policies for CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION and the CORPORATE POLICY AND PROCEDURE ON INSIDER TRADING OF BANCO ITAU S.A.. in accordance with attachments "I" and "II", respectively, which will become an integral part of these minutes.

         In accordance with the sequence of the agenda, the meeting decided to appoint Dr. Alfredo Egydio Setubal, Executive Vice-President as responsible for the execution and monitoring of the aforementioned policies as well as to indicate the Councilors, Dr. Alfredo Egydio Arruda Villela Filho and Dr. Roberto Teixeira da Costa as members of the Disclosure of Acts or Events of Market Relevance Committee and the Negotiation of Securities Issued by Banco Itau S.A. Committee, established as a result of the said policies herewith approved.

MEETING OF THE ADMINISTRATIVE COUNCIL OF JULY 31, 2002 OF BANCO ITAU S.A. Page 2


         In conclusion, the meeting authorized all the pertinent and necessary measures to be taken for the full and exact compliance with the policies herein approved.

         Having concluded all items on the agenda, the meeting was declared closed, accordingly transcribing these minutes, which having been read and approved, were signed by all present. Sao Paulo-SP, July 31 2002. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                  ORIGINAL TRANSCRIBED TO THE MINUTES REGISTER.

                          Sao Paulo-SP, July 31, 2002.


                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director

                                                                         ANNEX I







                                Corporate Policy

                                       on

                       Disclosure of Material Information


                                 Banco Itau S.A.

TABLE OF CONTENTS
1. GENERAL PRINCIPLES
1.1. Scope                                                                     3
1.2. Disclosure Committee                                                      3
2. DEFINITION OF MATERIAL ACT OR FACT
2.1. Material act or fact                                                      4
2.2. Examples of material acts or facts                                        4
3. DUTIES AND RESPONSIBILITIES IN THE DISCLOSURE OF A MATERIAL ACT OR FACT
3.1. Duties and responsibilities of the Investor Relations Officer             6
3.2. Related persons                                                           7
3.3. Duties and responsibilities of related persons                            7
3.4. Duty of confidentiality (sub-item 5.2)                                    7
3.5. Performance forecasts                                                     8
3.5.1. Market expectations                                                     8
4. PROCEEDING FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT
A) Preparation proceeding
4.1. Participating bodies                                                      8
4.2. Standard for disclosure document                                          8
B) Disclosure proceeding
4.3. Addressees of disclosure and responsible bodies                           8
4.4. Simultaneous disclosure                                                   9
4.5. Moment of disclosure                                                      9
4.6. Suspension of trading                                                     9
4.7. Case for non-disclosure of a material act or fact                         9
4.7.1. Immediate disclosure                                                   10
4.8. Rumors                                                                   10
4.9. Media and form of disclosure                                             10
4.10. Person authorized to comment on the content of a material act or fact   11
5. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION ON
   A MATERIAL ACT OR FACT
5.1. Purpose                                                                  11
5.2. Duty of confidentiality                                                  11
5.3. Subjective controlling mechanisms                                        11
5.4. Objective controlling mechanisms                                         12
6. VIOLATION OF THE POLICY
6.1. Sanctions                                                                12
6.2. Reporting the violation                                                  13

1.       GENERAL PRINCIPLES

Scope                     1.1.    The POLICY provides for the guidelines and
                                  principles to be complied with in the
                                  disclosure of material acts or facts and in the maintenance of confidentiality of such non-disclosed information, in accordance with
                                  CVM Instruction no. 358, dated January 3,
                                  2002, with the scope of disclosing to the competent bodies and the market complete and timely information on the material acts and facts relating to the company, as defined in sub-item 2.1, thus reinforcing the equity and transparency of such disclosure to all interested parties, without privileging some to the detriment of others.

Disclosure Committee      1.2.    The Disclosure Committee is hereby created and
                                  has the following purposes, in connection with the POLICY:

                                  a)    to assist the Investor Relations
                                        Officer;

                                  b)    to permanently evaluate the
                                        applicability of the POLICY and to
                                        suggest any pertinent amendments
                                        thereto;

                                  c) to decide on any questions regarding the interpretation thereof;

                                  d)    to order all actions necessary for the
                                        disclosure and dissemination thereof,
                                        including among the employees of the
                                        company;

                                  e)    to previously evaluate the content of
                                        any announcements to the press (press
                                        releases), meetings with investors and
                                        analysts (road shows), teleconferences
                                        and public presentations containing
                                        material information on the company;

                                  f)    to regulate the compliances;

                                  g)    to evaluate and decide on violation
                                        cases;

                                  h)    to analyze official queries posed by
                                        regulatory and self-regulated bodies,
                                        and to prepare the respective answers;

                                  i) to propose solutions for unforeseen and exceptional cases.

                          1.2.1. In addition to the Investor Relations Officer, the Disclosure Committee shall be comprised of the officers responsible for the Areas of Economic Control, Marketing and Development Support and Legal Consulting (Diretoria Juridica Contratual, Societaria e de Negocios), and two members of the Board of Directors, to be appointed by the Board itself, and the Committee shall have meetings whenever summoned by the Investor Relations Officer.



2.       DEFINITION OF MATERIAL ACT OR FACT

Material act or fact      2.1.    Any decision of a controlling shareholder, or
                                  resolution of a general shareholders' meeting or of any management bodies of the company, or any other act or fact of a political-administrative, technical, negotiating or economical-financial nature, taking place or relating to the company's business, which may reasonably interfere with:

                                  2.1.1. the price of securities issued by the company or related thereto;

                                  2.1.2.   the decision of investors to buy,
                                           sell or maintain such securities;

                                  2.1.3. the decision of investors to exercise any shareholders' rights issued by the company or related thereto;

                                  shall be deemed relevant.

Examples of material
acts or facts             2.2.    The following are examples of material acts or
                                  facts, to the extent that they can result in any of the effects above, among others:

                                  2.2.1.   the signature of an agreement or
                                           contract providing for the transfer
                                           of the shareholding control of the
                                           company, even if the efficacy of such
                                           instrument is conditional;

                                  2.2.2. the change in control of the company, including through the execution of, amendment to, or termination of, a shareholders' agreement;

                                  2.2.3.   the execution of, amendment to, or
                                           termination of, a shareholders'
                                           agreement to which the company is a
                                           party or intervenes, or which has
                                           been registered in the appropriate
                                           company's book;

                                  2.2.4.   the entry or withdrawal of a
                                           shareholder who has entered into an
                                           operational, financial, technological
                                           or administrative agreement or
                                           arrangement with the company;

                                  2.2.5.   the authorization for trading in
                                           securities issued by the company in
                                           any market, national or foreign;

                                  2.2.6.   the decision to cancel the
                                           registration of the company;

                                  2.2.7.   a merger or split-off involving the
                                           company or affiliated companies;

                                  2.2.8.   a change in the company's net worth
                                           composition;

                                  2.2.9.   the purchase or sale of a relevant
                                           investment;

                                  2.2.10.  the transformation or winding-up of
                                           the company;

                                  2.2.11.  the change of the accounting
                                           principles adopted by the company;

                                  2.2.12.  debt renegotiation;

                                  2.2.13.  the approval of a stock option plan;

                                  2.2.14. a change in the rights and advantages of securities issued by the company;

                                  2.2.15.  the split-up or consolidation of
                                           shares or the concession of share
                                           bonuses;

                                  2.2.16.  the acquisition of shares of the
                                           company for maintenance in treasury
                                           or cancellation, and the sale of
                                           shares then acquired;

                                  2.2.17. profits or losses of the company and the attribution of earnings, in cash;

                                  2.2.18.  the execution or termination of a
                                           contract, or the failure to execute
                                           it, when the expectation of execution
                                           thereof is of public knowledge;

                                  2.2.19.  the approval of, change in, or
                                           cancellation of, a project, or the
                                           delay in implementing it;

                                  2.2.20.  the initiation, re-initiation or
                                           suspension of the manufacture or
                                           commercialization of a product or
                                           service;

                                  2.2.21. the discovery, change or development of technology or resources owned by the company;

                                  2.2.22.  changes in the forecasts previously
                                           disclosed by the company;

                                  2.2.23.  a request of composition with
                                           creditors (concordata), a bankruptcy
                                           request or confession or the filing
                                           of an action which may affect the
                                           economical-financial situation of the
                                           company.



3.       DUTIES AND RESPONSIBILITIES IN THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities
of the Investor Relations
Officer                   3.1.    The Investor Relations Officer has the
                                  following duties:

                                  3.1.1.   to disclose and communicate to the
                                           market and competent authorities
                                           (sub-item 4.3., "a") any material act
                                           or fact taking place or related to
                                           the company's business;

                                  3.1.2.   to ensure the broad and immediate
                                           dissemination of the material act or
                                           fact;

                                  3.1.3.   to disclose a material act or fact
                                           simultaneously in all markets where
                                           the securities issued by the company
                                           are traded;

                                  3.1.4.   to provide to the competent
                                           authorities, whenever requested by
                                           them, any additional explanation in
                                           connection with the material act or
                                           fact;

                                  3.1.5. to interview persons having access to material acts or facts, in the event described in the preceding sub-item or if there is any atypical fluctuation in the price or quantity of shares traded issued by the company or related thereto, with the purpose of ascertaining whether such persons have knowledge of any information that must be disclosed in the market.

Related persons           3.2.    The following persons shall be deemed related
                                  to the company:

                                  a)       (i) their direct or indirect
                                           controlling shareholders, officers,
                                           members of the board of directors,
                                           fiscal council and any bodies with
                                           technical or consulting duties
                                           created under its by-laws; (ii) the
                                           same persons in a controlling,
                                           controlled or affiliated company;

                                  b)       the employees of the company, or of
                                           its controlling, controlled or
                                           affiliated company(ies), who, because
                                           of their rank, function or position,
                                           have privileged access to any
                                           relevant information;

                                  c) any other person that, because of any circumstance, may have knowledge of relevant information, such as consultants, independent auditors, rating companies' analysts and assistants.

Duties and
responsibilities
of related persons        3.3.    The persons referred to in letter "a)(i)" in
                                  sub-item 3.2., and only them, shall:

                                  3.3.1. communicate to the Investor Relations Officer, or, in his or her absence, to the CEO of the Company, any material act or fact which may come to their knowledge;

                                  3.3.2.   communicate to the CVM, once having
                                           heard the Disclosure Committee, any
                                           material act or fact of which they
                                           have personal knowledge in case the
                                           Investor Relations Officer fails to
                                           comply with his or her duty to
                                           disclose.

Duty of confidentiality
(sub-item 5.2.)           3.4.    The related persons shall keep confidential
                                  any information relating to a material act or fact, until its disclosure in the market, in accordance with sub-item 5.2.

                                  3.4.1. The related person that communicates, by mistake, a material act or fact to a non-related person, before its disclosure in the market, shall immediately inform the Investor Relations Officer of the erroneous communication, so that he or she may take any adequate measures.

Performance forecasts     3.5.    The company shall not disclose performance
                                  forecasts.

Market expectations               3.5.1.   The company may disclose, on the
                                           website http://www.itauir.com.br,
                                           market expectations for its results.

                                  3.5.2.   The Area of Economic Control may
                                           previously verify the content of
                                           analysts' reports, so as to avoid the
                                           disclosure of data or information
                                           already under public domain or of
                                           incorrect or imprecise data.



4.       PROCEEDING FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT

A)       Preparation proceeding
-------------------------------

Participating bodies      4.1.    The document of disclosure of a material act
                                  or fact shall be prepared by the Disclosure
                                  Committee, which may request the participation of the Offices involved in the transaction or deal with which the material act or fact has been originated.

Standard for
disclosure document       4.2.    The document for disclosure of a material act
                                  or fact shall be clear and precise and utilize a language accessible to the investor public.

B)       Disclosure proceeding
------------------------------

Addressees of disclosure
and responsible bodies    4.3.    The Superintendency of Corporate Matters
                                  (SUAC) shall disclose, under the supervision of the Investment Relations Officer, a material act or fact, with priority and simultaneously:

                                  a) to the CVM, through its site, to the SEC (U.S. Securities and Exchange Commission) and to the NYSE (New York Stock Exchange), through form 6-K, to BOVESPA and, as the case may be, to the other stock exchanges and the over-the-counter market entities;

                                  b)       to the market in general, as
                                           explained in sub-item 4.9.

                                  4.3.1. Subsequently to such disclosure, the Superintendency of InvestorRelations may disclose the material act or fact to the market through e-mail and make the information available on the Investor Relations website, on which occasion the Public Relations Office will also be authorized to disclose it. The Public Relations Office is the body in charge of making contact with the media in general and speaking with journalists.

Simultaneous disclosure   4.4.    The material act or fact disclosed by any
                                  communication media or in meetings with class entities, investors, analysts or with any selected audience, in Brazil or abroad, shall be simultaneously disclosed to the market(s) in which the securities issued by the company are admitted for trade (sub-item 3.1.3.).

Moment of disclosure      4.5.    The disclosure of a material act or fact shall
                                  take place, whenever possible, after the closing of trading or before the opening of the next trading day, in the stock exchanges or over-the-counter market entities where the securities issued by the company are admitted for trade.

                                  4.5.1.   If the securities issued by the
                                           company are simultaneously admitted
                                           for trade in the markets of different
                                           countries, where the trade opening
                                           and closing hours are not compatible,
                                           the trading hours of the Brazilian
                                           market shall prevail for purposes of
                                           sub-item 4.5.

Suspension of trading     4.6.    In case it is imperative that the disclosure
                                  of a material act or fact takes place in trading hours, the Investor Relations Officer may simultaneously request from the national and foreign stock exchanges and over-the-counter market entities the suspension of trade of securities issued by the company, or related thereto, for as long as it takes to properly disclose the material information.

Case for non-disclosure
of a material act or
fact                      4.7.    The material acts or facts may exceptionally
                                  not be disclosed if the controlling
                                  shareholders or the directors conclude that the disclosure thereof shall put in risk a legitimate interest of the company.

Immediate disclosure              4.7.1.   The Investor Relations Officer shall
                                           immediately disclose the material act
                                           or fact referred to in sub-item 4.7.
                                           if the material information escapes
                                           from control, if there is an atypical
                                           fluctuation in the price or quantity
                                           of traded securities issued by the
                                           company or related thereto, or if the
                                           CVM, or the SEC order the disclosure.

                                           4.7.1.1.  When applicable, the
                                                     Investor Relations Officer
                                                     shall provide any necessary
                                                     explanations to the stock
                                                     exchanges.

Rumors                    4.8.    The company shall not comment on any existing
                                  rumors in the market about the company, except if they materially influence the prices of its securities.

Media and form of
disclosure                4.9.    The legally required disclosure to the market
                                  shall be effected through publication in newspapers of widespread circulation, regularly utilized by the company, and in the State Official Gazette.


                                  4.9.1.   Additionally, the company may
                                           disclose the material act or fact
                                           through the following media:

                                           a)   the worldwide web (Internet), on
                                                the website
                                                http://www.itauir.com.br;

                                           b)   e-mail;

                                           c)   teleconference;

                                           d)   public meeting with class
                                                entities, investors, analysts,
                                                or with the interested public,
                                                in Brazil or abroad;

                                           e)   announcements to the press
                                                (press releases);

                                           f)   radio-diffusion media utilized
                                                by the market.

                                  4.9.2.   The disclosure through newspaper
                                           publication (sub-item 4.9.) may be
                                           effected in a reduced form, provided
                                           that it informs the addresses in the
                                           worldwide web - Internet where the
                                           complete information shall be
                                           available to the interested public,
                                           with a minimum content corresponding
                                           to that provided to the entities
                                           referred to in letter "a" of sub-item
                                           4.3.

                                  4.9.3.   The material act or fact shall be
                                           internally disclosed for general
                                           knowledge.

Person authorized to
comment on the content of
a material act or fact    4.10.   Only the Investor Relations Officer, or the
                                  persons appointed thereby, or, in the absence of the latter, the persons appointed by the company's CEO, is authorized to comment, explain or provide more detail on, the content of a material act or fact.


5. MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose                   5.1.    The mechanisms for controlling the
                                  confidentiality of information relating to a material act or fact (Material Information) provides efficacy to the maintenance of confidentiality of such information until their disclosure to the competent authorities and the market.

Duty of confidentiality   5.2.    The related persons (sub-item 3.2.) shall keep
                                  confidential any Material Information until the disclosure thereof, as well as to maintain such confidentiality.

                                  5.2.1. The related person that is no longer bound to the company, or which no longer participates in the transaction or project to which the Material Information refers to, shall be bound to his or her duty of confidentiality until such information is disclosed to the competent authorities (sub-item 4.3., "a"), and to the market.

Subjective controlling
mechanisms                5.3.    The persons related to the company (sub-item
                                  3.2.) shall comply with the POLICY upon the signature of the appropriate declaration
                                  (annex 1), when they are hired, appointed, promoted or transferred, on which moment they will state their knowledge of the terms of the POLICY and their commitment to comply therewith.

                                  5.3.1.   The Disclosure Committee shall
                                           indicate, for each Office of the
                                           company, the positions subject to the
                                           compliance.

                                  5.3.2.   The Office responsible for a
                                           transaction or agreement which may
                                           give rise to a material fact or act
                                           shall indicate additional employees
                                           and third parties which must comply
                                           with to the POLICY.

                                  5.3.3. The compliances must take place after the internal disclosure of this POLICY.

                                  5.3.4. The SUAC shall ensure the compliances of persons occupying positions subject to appointment in accordance with the by-laws and of the controlling shareholders.

                                  5.3.5.   Compliances effected in accordance
                                           with sub-item 5.3.4.1. shall be
                                           immediately informed to the SUAC,
                                           which shall keep a central and
                                           updated list of all persons who have
                                           complied with the POLICY, and which
                                           shall be responsible for making this
                                           list available to the competent
                                           authorities, whenever requested by
                                           the latter.

Objective controlling
mechanisms                5.4.    The persons related to the company (sub-item
                                  3.2.) shall act in a diligent manner in order to preserve the confidentiality of any Material Information, complying with the regulations enacted by the company on the subject.

                                  5.4.1.   When complying with the POLICY, the
                                           person referred to in 3.2.b shall
                                           declare his or her knowledge of the
                                           contents of the regulations enacted
                                           by the company.



6.       VIOLATION OF THE POLICY

Sanctions                 6.1.    The violation of this POLICY shall subject the
                                  violator to disciplinary sanctions, as
                                  provided in the internal rules of the company and under this item, without prejudice to any applicable administrative, civil and criminal measures.

                                  6.1.1. The Disclosure Committee shall, with the assistance of the Office of Auditing and Internal Controls, ascertain any violations of the POLICY, it being provided that:

                                           a)    the related persons referred to
                                                 in letter "a" of sub-item 3.2.
                                                 shall be subject to the
                                                 sanctions approved by the board
                                                 of directors, upon
                                                 investigation and diligence by
                                                 the Disclosure Committee;

                                           b)    the related persons referred to
                                                 in letter "b" of sub-item 3.2.
                                                 shall be subject to sanctions
                                                 provided for in the company's
                                                 internal rules;

                                           c)    the violation caused by any of
                                                 the related persons referred to
                                                 in letter "c" of sub-item 3.2.
                                                 shall be deemed a contractual
                                                 default, and the company shall
                                                 be accordingly entitled to
                                                 terminate the respective
                                                 contract and demand the payment
                                                 of any penalty set forth
                                                 therein, notwithstanding any
                                                 losses and damages.

                                  6.1.2 The Disclosure Committee shall inform any violations to the board of directors.

                                  6.1.3. When the violation is deemed serious, the Disclosure Committee, without prejudice of its prerogatives, shall address the case to the Ethics Committee.

Reporting the violation   6.2.    Any person who complies with the POLICY and
                                  has knowledge of his or her violation must immediately communicate the fact to the Disclosure Committee.

CORPORATE POLICY ON DISCLOSURE                                           ANNEX 1
OF MATERIAL INFORMATION - BANCO ITAU S.A.                                -------



                     CONTROLLING SHAREHOLDER AND MANAGEMENT

                             COMPLIANCE DECLARATION


...............................[name, nationality, marital status, profession,
no. of enrollment with tax authority, ID, business address and telephone].............................., below signed, in his/her quality of
............................... of Banco Itau S.A., hereby complies with the
CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION - BANCO ITAU S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states that he/she knows the terms thereof and undertakes to fully comply therewith. He/she also states that he/she is aware that the Board of Directors of the Company shall decide upon potential sanctions arising out of violation of such Policy on Disclosure.

                          Sao Paulo, ..........................., 200....



                          -----------------------------------------------

CORPORATE POLICY ON DISCLOSURE                                           ANNEX 1
OF MATERIAL INFORMATION - BANCO ITAU S.A.                                -------



                         EMPLOYEE COMPLIANCE DECLARATION


...............................[name, nationality, marital status, profession,
no. of enrollment with tax authority, ID, business address and telephone].............................., below signed, in his/her quality of
............................... of Banco Itau S.A., hereby complies with the
CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION - BANCO ITAU S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states that he/she knows the terms thereof and undertakes to fully comply therewith. He/she also states that he/she knows the internal rules of Banco Itau S.A., which are available on the internet (hhtps://intranet.itau/).
                                    -----------------------

                          Sao Paulo, ..........................., 200....



                          -----------------------------------------------

CORPORATE POLICY ON DISCLOSURE                                           ANNEX 1
OF MATERIAL INFORMATION - BANCO ITAU S.A.                                -------


                       THIRD PARTY COMPLIANCE DECLARATION


...............................[name, nationality, marital status, profession,
no. of enrollment with tax authority, ID, business address and telephone].............................., below signed, in his/her quality of
............................... of Banco Itau S.A., hereby complies with the
CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION - BANCO ITAU S.A., of which he/she is receiving a copy concomitantly with the signature hereof; states hat he/she knows the terms thereof and undertakes to fully comply therewith. He/she also states that he/she is aware that any violation of such Policy on Disclosure shall be deemed a contractual default, and that the company shall be accordingly entitled, without any burden, to terminate the agreement that has caused this compliance and demand the payment of the penalty set forth therein, notwithstanding any losses and damages.


                          Sao Paulo, ..........................., 200....



                          -----------------------------------------------

                                                                        ANNEX II




                         Corporate Policy and Procedure

                                       on

                                 Insider Trading


                                 Banco Itau S.A.

TABLE OF CONTENTS
1. GENERAL PRINCIPLES
1.1  Scope                                                                    3
1.2  Management of the policy                                                 3
1.3  Compliance Committee                                                     3
1.4  Approval or change of the policy                                         3
2. PERSONS RESTRICTED FROM TRADING
2.1 Index of persons restricted from trading                                  4
3. RESTRICTIONS ON TRADING
3.1 Restrictions on trading before and after the disclosure of
    material non-public information                                           5
3.2 Blackout periods                                                          5
3.3 Other restricted periods                                                  5
3.4 Restrictions on trading before and after the disclosure of
    financial statements                                6
3.5 Restrictions on the acquisition of securities for treasury                6
3.6 Authorized trading                                                        6
4. RIGHTS AND DUTIES OF PERSONS RESTRICTED FROM TRADING
4.1 Pre-approved trading plans                                                7
4.2 Duties of persons restricted from trading                                 7
5. DISCLOSURE OF INFORMATION RELATING TO THE TRADING ACTIVITIES
FROM MEMBERS OF THE BOARD OF DIRECTORS
5.1 Purpose                                                                   8
6. DISCLOSURE OF INFORMATION RELATING TO THE ACQUISITION AND
DIVESTITURE OF INTERESTS AND TRADING ACTIVITIES FROM
CONTROLLING ENTITIES AND SHAREHOLDERS
6.1 Purpose                                                                   8
7. COMPLIANCE WITH THE POLICY
7.1 Form of compliance and designated compliance department                   9
8. VIOLATION OF THE POLICY
8.1 Sanctions                                                                10
8.2 Reporting the violation                                                  11

1. General Principles

Scope                     1.1.    The Policy establishes the regulations and
                                  procedures to be acknowledged by Banco Itau
                                  S.A. (the "Company") and persons related to the Company, in order to enable them to trade securities issued by the Company and to disclose the information under sections 5 and 6 below, in accordance with CVM's Instruction no. 358 from January 3, 2002, in order to conduct trading activities in a transparent way, without giving any privileges to certain persons to the detriment of others.

Management                1.2.    The Investor Relations Officer performs the
of the policy                     management of the POLICY.


Compliance                1.3.    The Compliance Committee (the "Committee")
Committee                         duties consist of:

                                  a)       advising the Investor Relations
                                           Officer;

                                  b) updating the POLICY's frequently and propose useful changes;

                                  c)       deliberating about any unclear
                                           interpretation of the POLICY;

                                  d)       determining the necessary steps for
                                           the disclosure and dissemination of
                                           the POLICY;

                                  e)       controlling the means of compliance
                                           with the POLICY;

                                  f) inquiring and determining violations to the POLICY;

                                  g)       analyzing questions from public
                                           authorities and preparing responses;

                                  h)       proposing the solution to any
                                           omissions or exceptions to the
                                           POLICY.

                                  1.3.1 In addition to the Investor Relations Officer, the Committee shall be comprised by the officers responsible for the Areas of Economic Control and Legal Consulting (Diretoria Juridica Contratual, Societaria e de
                                           Negocios), and by two members of the
                                           Board of Directors, to be nominated
                                           by the Board itself, and the
                                           Committee shall meet upon the call of
                                           the Investor Relations Officer.

Approval or change        1.4.    The POLICY may not be approved or changed
of the policy                     during periods where there is material
                                  non-public information available.

2. Persons Restricted from Trading

Index of persons          2.1.    The persons listed below are from the moment
restricted from trading           they restricted from trading acknowledge
                                  possession of material non-public information:

                                  a)       direct or indirect controlling
                                           shareholders, Executive Officers,
                                           members of the Board of Directors,
                                           members of the audit committee or any
                                           other committee or department having
                                           consulting or technical functions,
                                           created by law or any person that
                                           because of the job, function or
                                           position occupied has access to the
                                           material information;

                                  b) executive officers or members of the Board of Directors that leave the Company before the disclosure of material non-public information that occurred during the term of their office, for a six-month period from the time they leave or until the disclosure of the information, whatever occurs first;

                                  c) any person or entity that maintains a commercial, professional or a fiduciary duty relationship with the Company, such as independent accountants, securities analysts, consultants and entities that take part in the dissemination of
                                           information; and

                                  d)       spouses or domestic partners,
                                           descendents or any other dependent
                                           included in the tax return of any
                                           person named in item "a" and "b" of
                                           this section.

                                  2.1.1. Persons restricted from trading also include:

                                           a)        fund managers and
                                                     investment funds,
                                                     partnerships or other types
                                                     of institution, where the
                                                     persons restricted from
                                                     trading are the only
                                                     "quota-holder" or
                                                     shareholder or they are
                                                     capable of influencing the
                                                     negotiations;

                                           b)        any corporation or legal
                                                     entity that is directly or
                                                     indirectly controlled by
                                                     the persons restricted from
                                                     trading;

                                           c)        any persons that had access
                                                     or that obtained material
                                                     non-public information from
                                                     any of the persons
                                                     restricted from trading.

                                           2.1.1.1.  The individuals that are
                                                     considered persons
                                                     restricted from trading
                                                     under item 2.1.1 "a" and
                                                     "b" should inform the
                                                     Superintendency of
                                                     Corporate Matters (SUAC) of
                                                     their interests in such
                                                     entities.

3. Restrictions on Trading

Restrictions on trading   3.1.    The Company and the persons restricted from
before and after the              trading (section 2.1) may not trade in the
disclosure of material            Company's securities, or any other financial
non-public information            instrument linked to the Company's securities,
                                  from the date of they acknowledge possession of material non-public information until the first day after the disclosure of material information to the public.

                                  3.1.1.   The Investor Relations Officer may
                                           extend the one-day period mentioned
                                           in section 3.1., when trading may
                                           damage the Company or the Company's
                                           shareholders.


Blackout periods          3.2.    The Investor Relations Officer may,
                                  independently from the existence of material non-public information, set blackout periods where persons restricted from trading may not trade on the securities of the Company or any other financial instrument linked to the Company's securities. The persons restricted from trading must maintain confidentiality relating to the disclosure of such periods.

                                  3.2.1.   The Investor Relations Officer may
                                           include in the blackout period, any
                                           trading relating to pre-approved
                                           trading plans.


Other restricted
periods                   3.3.    The following actions are also restricted:

                                  3.3.1.   direct or indirect controlling
                                           shareholders, Executive Officers,
                                           members of the Board of Directors,
                                           members of any committee created by
                                           law shall not:

                                           a)        buy the Company's
                                                     securities or any other
                                                     financial instrument linked
                                                     to the Company's
                                                     securities, on the same day
                                                     that the Company, its
                                                     controlled companies or
                                                     companies part of the same
                                                     group sell securities in
                                                     treasury or there has been
                                                     the issuance of a stock
                                                     option plan or there has
                                                     been an order to execute
                                                     such transaction;

                                           b)        sell the same securities
                                                     during the day the Company,
                                                     its controlled companies or
                                                     companies part of the same
                                                     group buy securities for
                                                     treasury or there has been
                                                     an order to execute such
                                                     transaction;

                                           c)        trade, before the
                                                     expiration of 180 (one
                                                     hundred and eighty) days
                                                     from the purchase or sale
                                                     of the security in the
                                                     stock market or the
                                                     over-the-counter market;

                                                     c.1)  upon the request of
                                                           an interested person,
                                                           and after the opinion
                                                           of the Committee, the
                                                           Investor Relations
                                                           Officer may reduce
                                                           the term in item "c"
                                                           above,
                                                           notwithstanding the
                                                           provisions of
                                                           sections 3.4.1. and
                                                           3.4.2.

                                           3.3.2.    to the persons restricted
                                                     from trading, whenever
                                                     there is the intention to
                                                     incorporate, totally or
                                                     partially divest, merge,
                                                     transform or reorganize the
                                                     Company.

Restrictions on trading
before and after the
disclosure of financial
statements                3.4. The restrictions from trading also apply:

                                  3.4.1.   for a period of 15 (fifteen) days
                                           before disclosure of the Company's
                                           quarterly results under the Brazilian
                                           corporate law method (ITR) and annual
                                           results under the Brazilian corporate
                                           law method (DFP and IAN) until the
                                           day following the disclosure, or the
                                           day following the announcement to the
                                           shareholders as set forth in Annex A;

                                  3.4.2.   during the period between the time
                                           that a decision is taken by the
                                           administration of the Company to
                                           increase the capital, distribute
                                           dividends, bonus in shares or its
                                           derivatives or approve a split-up and
                                           the release of the announcement to
                                           the public.

Restrictions on the       3.5.    The Company may not acquire securities for
acquisitions of                   treasury during the periods set forth in
securities for treasury           section 3.1. and 3.4.

                                  3.5.1.   The Board of Directors may not
                                           deliberate on the purchase or sale of
                                           the Company's stock, in case any
                                           agreement relating to the change of
                                           the Company's control has been
                                           entered into, or if there has been an
                                           order to do so, as well as if there
                                           is an intention to incorporate,
                                           totally or partially divest, merge,
                                           transform or reorganize the Company,
                                           while the transaction is still not
                                           public.

Authorized trading        3.6.    The restrictions on trading do not apply:

                                  3.6.1.   to the purchase of treasury shares,
                                           through private transactions, due to
                                           the exercise of a stock option issued
                                           in accordance with a stock option
                                           plan approved by a shareholders'
                                           meeting;

                                  3.6.2. to the exercise of a preferred right of subscription, relating to securities previously purchased;

                                  3.6.3. to private transactions among people restricted from trading (section 2.1), which are not effected in the stock market or over-the-counter market.

4. Rights and Duties of Persons Restricted from Trading

Pre-approved              4.1.    The persons restricted from trading may
trading plans                     indicate that they are part of a pre-approved
                                  trading plan, notwithstanding the restrictions of section 3.4.1, and as the case may be, the restrictions of section 3.2.1. These persons will strictly follow their pre-approved plans.

                                  4.1.1.   The pre-approved plan will be valid
                                           for at least 6 (six) months, it will
                                           be filed with the company 15
                                           (fifteen) days before the first trade
                                           and will be sent immediately to the
                                           Investor Relations Officer.

                                           4.1.1.1.  In the pre-approved plan,
                                                     the interested party will
                                                     indicate approximately, how
                                                     much funding will be
                                                     invested, or the amount of
                                                     the Company's securities or
                                                     any other financial
                                                     instrument linked to the
                                                     Company's securities to be
                                                     traded and will communicate
                                                     to SUAC all the trading
                                                     performed for a period of 5
                                                     (five) days after such
                                                     trade.

                                           4.1.1.2.  SUAC will maintain a
                                                     specific and individualized
                                                     control of all pre-approved
                                                     plans and will advise the
                                                     Investor Relations Officer,
                                                     based on the information
                                                     set forth in section
                                                     4.1.1.1., of all cases of
                                                     non-compliance with the
                                                     pre-approved plans.

                                           4.1.1.3.  The pre-approved plans may
                                                     not be filed or changed
                                                     while there is material
                                                     non-public information
                                                     available which is in the
                                                     possession of an interested
                                                     party.

                                           4.1.1.4.  The Investor Relations
                                                     Officer may deny to file
                                                     the proposal for a
                                                     pre-approved trading plan
                                                     that contradicts the POLICY
                                                     or the present legislation.

                                  4.1.2.   SUAC will communicate the
                                           pre-approved trading plans to BOVESPA
                                           and, if it is the case, to the CVM,
                                           SEC, NYSE or other stock exchange or
                                           over-the-counter market where the
                                           Company's securities trade.



Duties of persons         4.2.    In addition to complying with the restrictions
restricted from                   from trading, the persons restricted from
trading                           trading (section 2.1) shall:

                                  4.2.1. maintain confidentiality relating to material non-public information, do not use such information to obtain advantage for himself or herself or for others, in the securities market and also to make sure that his or her employees and third parties with a fiduciary relationship maintain the same confidentiality about material non-public information and do not use such information to obtain advantages;

                                  4.2.2.   use Itau Corretora de Valores S.A.,
                                           exclusively, to execute trades on the
                                           securities covered by this POLICY.

5. Disclosure of Information relating to Trading Activities from Members of the Board of Directors

Purpose                   5.1.    Executive Officers, members of the Board of
                                  Directors, audit committee or any other
                                  committee or department having consulting or technical functions, created by law, will communicate SUAC, which in turn, will communicate to the CVM, BOVESPA and, as the case may be, to the SEC and NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded, the amount, the features and the form which the Company's securities or the securities of the Company's controlled companies or companies part of the same group were acquired, as well as any change in their holding positions.

                                  5.1.1.   The communication will be performed
                                           in accordance with a holdings
                                           declaration, as set forth in Annex B,
                                           and should be performed as soon as
                                           the persons mentioned in section 5.1.
                                           take office, or until 10 (ten) days
                                           after the end of the month in which a
                                           change in holdings have occurred,
                                           indicating the balance of the
                                           positions.

                                  5.1.2. All trading performed by the persons restricted from trading in section
                                           5.1 shall be notified to SUAC, by the
                                           fifth day after the end of the month
                                           in which they occurred.

6. Disclosure of Information relating to the Acquisition and Divestiture of Interests and Trading Activities from Controlling entities and Shareholders

Purpose                   6.1.    Any individual or legal entity, or group of
                                  individuals or legal entities, acting
                                  together, or representing the same interests, who reach directly or indirectly an interest of 5% or more of a class of securities which represents the share capital of the Company, will send to the CVM, BOVESPA and, as the case may be, the SEC and the NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded, a declaration containing the information set forth in annex C of this POLICY.

                                  6.1.1.   The same duties on disclosure of
                                           interests applies to an individual or
                                           a legal entity or a group of
                                           individuals or legal entities
                                           representing the same interest and
                                           holding an interest in the Company,
                                           above the interest set forth in
                                           section 6.1., every time that such
                                           interest increases by 5% of a class
                                           of securities which represent the
                                           share capital of the Company.

                                  6.1.2. The duties set forth in sections 6.1. and 6.1.1. also extend to the acquisition of any rights to acquire the stock, subscription bonds, stock options and debentures convertible into stock.

                                  6.1.3. The communication to the CVM and, as the case may be, to the BOVESPA, SEC, NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded will be performed immediately after reaching the interest level set forth in section 6.1.

                                           6.1.3.1.  The disclosure to the
                                                     market will be made through
                                                     a publication in a
                                                     newspaper usually used by
                                                     the Company and in the
                                                     State Official Gazette.

                                  6.1.4. The persons mentioned in section 6.1. shall also provide information when the sale or liquidation of their securities positions reaches below the percentage set forth in section 6.1.

                                  6.1.5.   The direct and indirect controlling
                                           shareholders, and the shareholders
                                           who elect the members of the Board of
                                           Directors or Audit Committee will
                                           effect their communication by using
                                           the SUAC.

7. Compliance with the Policy

Form of compliance and    7.1.    The persons restricted from trading in section
designated compliance             2.1 may comply with the POLICY though the
department                        signature of a declaration, as set forth in
                                  annex D, at the time of their engagement in their jobs, election, promotion, transfer, where they will acknowledge the terms of the POLICY and that they have a duty to observe such terms.

                                  7.1.1.   The Committee will indicate to each
                                           Company's department, which positions
                                           will have to comply with the POLICY.

                                  7.1.2.   The department responsible for an
                                           operation or transaction that may
                                           become material information will
                                           indicate any further employees and
                                           third parties who shall also be
                                           required to comply with the POLICY.

                                  7.1.3.   The compliances should take place
                                           after internal disclosure of the
                                           POLICY.

                                  7.1.4. SUAC will provide for the compliances by members who are elected or members by law and controlling shareholders.

                                           7.1.4.1.  The compliance by any other
                                                     person should be proposed
                                                     by the Compliance Officer
                                                     and the respective
                                                     department where the
                                                     employees are located or
                                                     the department responsible
                                                     for the engagement of third
                                                     parties.

                                  7.1.5.   The compliances provided for in
                                           section 7.1.4.1. will be immediately
                                           communicated to SUAC , which will
                                           maintain a central database of all
                                           the persons who are required to
                                           comply with this POLICY, and will be
                                           responsible to disseminate this
                                           database in case any authorities so
                                           request.

8. Violation of the Policy

Sanctions                 8.1.    Non-compliance with the POLICY will result in
                                  disciplinary penalties, in accordance with internal Company's rules and rules set forth in this section, notwithstanding administrative, civil and criminal penalties.

                                  8.1.1.   the Committee, together with the
                                           Audit and Internal Control
                                           department, will examine the
                                           violation cases, notwithstanding the
                                           following:

                                           a)        the persons restricted from
                                                     trading in section 2.1. "a"
                                                     will receive penalties in
                                                     accordance with the
                                                     deliberations of the
                                                     Company's Board of
                                                     Directors, after
                                                     examination by the
                                                     Committee;

                                           b)        the persons restricted from
                                                     trading in the later part
                                                     of section 2.1. "a", there
                                                     is "or any person that
                                                     because of the job,
                                                     function or position
                                                     occupied knows the material
                                                     information" will receive
                                                     sanctions in accordance
                                                     with the Company's internal
                                                     rules;

                                                  c)  any breach of the POLICY
                                                      by any of the persons
                                                      restricted from trading in
                                                      section 2.1 "c" will be a
                                                      default under their
                                                      agreement, and the Company
                                                      may terminate the
                                                      agreement without charge,
                                                      and demand payment of any
                                                      fines set forth under such
                                                      agreement, notwithstanding
                                                      damages.

                                  8.1.2. The Committee shall inform the Board of Directors of all breaches of the POLICY.

                                  8.1.3.   When a serious breach occurs, the
                                           Committee, notwithstanding its own
                                           examination, will forward the case to
                                           the Company's Ethics Committee.

Reporting the             8.2.    Any person who complies with the POLICY and
violation                         has knowledge of its violation should
                                  immediately communicate the violation to the Committee.

CORPORATE POLICY AND PROCEDURE ON INSIDER
TRADING - BANCO ITAU S.A.                                                ANNEX A


                                  2002 SCHEDULE

  THE SCHEDULE BELOW SETS FORTH THE BLACKOUT PERIODS FOR TRADING THE COMPANY'S
      SECURITIES OR ANY OTHER FINANCIAL INSTRUMENT LINKED TO THE COMPANY'S SECURITIES OR THE SECURITIES OR INSTRUMENTS LINKED TO THE SECURITIES OF ITS
 CONTROLLING COMPANY, ITAUSA - INVESTIMENTOS ITAU S.A. OR ITS DIRECT OR INDIRECT
          CONTROLLED PUBLIC COMPANIES, AS A RESULT OF PERIODIC EVENTS
                                 (DFP, IAN, ITR)

================================================================================
                                                           BLACKOUT TRADING
      COMPANIES            PERIODIC EVENTS                     PERIODS
                                                           (Day.Month.Year)
--------------------------------------------------------------------------------
                      Financial Statements/DFP         04.03.2002 a 20.03.2002
                      31.12.01
                      ----------------------------------------------------------
                      ITR - 1(0)Q/02                   29.04.2002 to 15.05.2002
                      ----------------------------------------------------------
                      IAN 2001                         30.04.2002 to 16.05.2002
ITAUSA                ----------------------------------------------------------
                      ITR - 2(0)Q/02                   29.07.2002 to 14.08.2002
                      ----------------------------------------------------------
                      ITR - 3(0)Q/02                   28.10.2002 to 13.11.2002
                      ----------------------------------------------------------
                      Financial Statements/DFP         15 days before disclosure
                      31.12.02                         of financial statements
--------------------------------------------------------------------------------

                      Financial Statements/DFP         18.02.2002 to 06.03.2002
                      31.12.01

ITAUBANCO

BANESTADO             ITR - 1(0)Q/02                   18.04.2002 to 04.05.2002

BEG
                      IAN 2001                         30.04.2002 to 16.05.2002
BEMGE

INVESTIMENTOS BEMGE   ITR - 2(0)Q/02                   22.07.2002 to 07.08.2002

ITAULEASING           ITR - 3(0)Q/02                   21.10.2002 to 06.11.2002

BFB LEASING           Financial Statements/DFP         15 days before disclosure
                      31.12.02                         of financial statements
--------------------------------------------------------------------------------

CORPORATE POLICY AND PROCEDURE ON
INSIDER TRADING - BANCO ITAU S.A.                                        ANNEX B

                                 INDIVIDUAL FORM

              Trading by Mangement and Related Parties - Art. 11 -
                          CVM Instruction n(0)358/2002
In .....(month/year)

( ) the following trading with securities and derivatives took place in accordance with article 11 from the CVM Instruction n(0) 358/2002.(1)

( ) no trading with securities or derivatives took place in accordance with article 11 from the CVM Instruction n(0) 358/2002, and I hold the following securities and derivatives positions.

-------------------------------------------------------------------------------------------------------------------
Name of the Company:
-------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------
Identification:
-------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                   % of interest
 Derivatives                  Securities' Features (2)                          Amount   --------------------------
                                                                                               Same          Total
                                                                                            Kind/Class
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features   Intermediary    Transaction      Day     Amount     Price    Volume (R$) (3)
 Derivatives            (2)
-------------------------------------------------------------------------------------------------------------------
                                                       Purchase
-------------------------------------------------------------------------------------------------------------------
                                                       Total Purchase
-------------------------------------------------------------------------------------------------------------------
                                                       Sale
-------------------------------------------------------------------------------------------------------------------
                                                       Total Sale
-------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                   % of interest
 Derivatives                  Securities' Features (2)                          Amount   --------------------------
                                                                                               Same          Total
                                                                                            Kind/Class
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Name of the Controlling Company:
-------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------
Identification:
-------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                   % of interest
 Derivatives                  Securities' Features (2)                          Amount   --------------------------
                                                                                               Same          Total
                                                                                            Kind/Class
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features   Intermediary    Transaction      Day     Amount     Price    Volume (R$) (3)
 Derivatives            (2)
-------------------------------------------------------------------------------------------------------------------
                                                       Purchase
-------------------------------------------------------------------------------------------------------------------
                                                       Total Purchase
-------------------------------------------------------------------------------------------------------------------
                                                       Sale
-------------------------------------------------------------------------------------------------------------------
                                                       Total Sale
-------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                   % of interest
 Derivatives                  Securities' Features (2)                          Amount   --------------------------
                                                                                               Same          Total
                                                                                            Kind/Class
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Name of the Controlled Company:
-------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-------------------------------------------------------------------------------------------------------------------
Identification:
-------------------------------------------------------------------------------------------------------------------
Initial Balance
-------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                   % of interest
 Derivatives                  Securities' Features (2)                          Amount   --------------------------
                                                                                               Same          Total
                                                                                            Kind/Class
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features   Intermediary    Transaction      Day     Amount     Price    Volume (R$) (3)
 Derivatives            (2)
-------------------------------------------------------------------------------------------------------------------
                                                       Purchase
-------------------------------------------------------------------------------------------------------------------
                                                       Total Purchase
-------------------------------------------------------------------------------------------------------------------
                                                       Sale
-------------------------------------------------------------------------------------------------------------------
                                                       Total Sale
-------------------------------------------------------------------------------------------------------------------
Final Balance
-------------------------------------------------------------------------------------------------------------------
 Securities/                                                                                   % of interest
 Derivatives                  Securities' Features (2)                          Amount   --------------------------
                                                                                               Same          Total
                                                                                            Kind/Class
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

(1) When filling out the form, please exclude the lines that do not contain information.
(2)    Issue/series, convertible, simple, terms, guarantees, kind/class, etc.
(3)    Amount versus price.

CORPORATE POLICY AND PROCEDURE ON
INSIDER TRADING - BANCO ITAU S.A.                                        ANNEX C



                              D E C L A R A T I O N


         I, ..................(name, identification ) .........................
being ...............................(position) of BANCO ITAU S.A., hereby
DECLARE, in compliance with Instruction n(0)358/02 of Comissao de Valores
Mobiliarios, that I ............... (purchased/sold stocks/other securities or rights over the stocks/other securities - specify kind or class as the case may
be) issued by Banco Itau S.A., and ...................(acquired/increased or decreased/liquidated)................ (5 or +) ..........% of my
................. (direct or indirect) interest in .......................
(stocks/other securities or any rights over the stocks/other securities).................. part of the share capital of Banco Itau S.A., as described below:

I - Purpose of my interest and required amount:

.................................................................................

.................................................................................

II - Number of shares, subscription bonds, as well as rights to subscribe to stock and stock options, specified by kind and class, already directly or indirectly owned by me or by a related person:

.................................................................................

.................................................................................

III - Number of debentures convertible into shares, already directly or indirectly owned by me or by a related person (explain the amount of shares which is subject of a possible conversion, by kind and class):

.................................................................................

.................................................................................

IV - Indicate any agreement which relates to the exercise of a voting right or the purchase and sale of the Company's securities:

.................................................................................

.................................................................................

I hereby agree to immediately communicate SUAC any changes in my positions which represent an increase or a decrease of 5% the total interest of the class.

                               Sao Paulo-SP [date]


                    ..........................................
                                    [signature]

CORPORATE POLICY AND PROCEDURE ON
INSIDER TRADING - BANCO ITAU S.A.                                        ANNEX D


                           COMPLIANCE DECLARATION FOR

                     CONTROLLING SHAREHOLDERS AND MANAGEMENT



..............................[name,identification],.........................,
[position] ............................ of Banco Itau S.A. complies with the
Corporate Policy and Procedure on Insider Trading of Banco Itau S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any penalties applied as a result of the breach of the Policy will be examined by the Company's Board of Directors.

                               Sao Paulo-SP [date]


                    ..........................................
                                    [signature]

CORPORATE POLICY AND PROCEDURE ON
INSIDER TRADING - BANCO ITAU S.A.                                        ANNEX D


                           COMPLIANCE DECLARATION FOR

                                    EMPLOYEES


..............................[name,identification],.........................,
[position] .......................... of Banco Itau S.A., complies with the
Corporate Policy and Procedure on Insider Trading of Banco Itau S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges all of BANCO ITAU S.A.'s internal rules, available in its intranet (https://intranet.itau/), and also acknowledges that all the dates set forth in Annex A will be annually scheduled.

                               Sao Paulo-SP [date]


                    ..........................................
                                    [signature]

CORPORATE POLICY AND PROCEDURE ON
INSIDER TRADING - BANCO ITAU S.A.                                        ANNEX D



                           COMPLIANCE DECLARATION FOR

                                  THIRD PARTIES


..............................[name,identification],.........................,
[position] ............................ of Banco Itau S.A., complies with the
Corporate Policy and Procedure on Insider Trading of Banco Itau S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any breach of the Policy will be considered a default under the agreement, and the Company may, without any charge, terminate the agreement and demand for payment of any fines under the agreement, notwithstanding any damages.


                               Sao Paulo-SP [date]


                    ..........................................
                                    [signature]